SCHEDULE 2.1(k)

                       PROSPECT SUBSTATION

Prospect Substation is located on Prospect Street, Chicopee, MA. The station is recorded as a transmission asset and is included in the asset sale with exclusions as listed in Schedule 2.2(a). The line of demarkation is at the two transmission towers just inside the fence, as more particularly set forth in Schedule 2.2(a). The first line, the 115 KV "A" bus, is connected to the 1X 115kV- 14.4kV Y stations transformer. The second line, the 115KV "B" bus, is connected to the 2X 115kV-14.4kV Y station transformer. Included in the sale are all capacitor banks, transformers, reactors, and switchgear within the Prospect Substation fence. (see attached one-line diagram)